                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                 Schedule 13D

                                 ------------

                   Under the Securities Exchange Act of 1934


                           Forstmann & Company, Inc.
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   34659D10
                                (CUSIP Number)


                              William W. Chandler
                       Credit Suisse First Boston, Inc.
                               11 Madison Avenue
                              New York, NY 10010
                                (212) 325-3498
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 23, 1997
                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

------------------                                            ------------------
CUSIP NO. 34659D10               SCHEDULE 13D                 PAGE 2 OF 16 PAGES
------------------                                            ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Credit Suisse First Boston, Inc.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,006,345
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,006,345
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,006,345

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC
--------------------------------------------------------------------------------

------------------                                            ------------------
CUSIP NO. 34659D10               SCHEDULE 13D                 PAGE 3 OF 16 PAGES
------------------                                            ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Credit Suisse First Boston Management Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          435,178
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           435,178
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      435,178

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

------------------                                            ------------------
CUSIP NO. 34659D10               SCHEDULE 13D                 PAGE 4 OF 16 PAGES
------------------                                            ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Credit Suisse First Boston Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          571,167
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           571,167
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      571,167

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      BD
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Schedule relates to the common stock, $.01 par value (the "Common Stock") of Forstmann & Company, Inc., a Georgia corporation ("Forstmann"). The principal executive offices of Forstmann are located at 1185 Avenue of the Americas, New York, NY 10036. Pursuant to an order of the United States Bankruptcy Court for the Southern District of New York, dated July 9, 1997, the First Amended Plan of Reorganization of Forstmann & Company, Inc. under Chapter 11 of the Bankruptcy Code (the "Plan") was confirmed. Pursuant to the Plan and as of July 23, 1997 (the "Effective Date"), among other things, (a) the existing common stock, par value $.001 per share, of Forstmann (the "Old Common Stock") was canceled and (b) record holders of Allowed Claims (as defined in the Plan) in Class 5 (as defined in the Plan) became entitled to receive shares of Common Stock, a new class of common stock of Forstmann. Forstmann has apparently taken the position that it is unnecessary to amend its current registration statement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to effect registration of the Common Stock even though the Common Stock has a different par value from the Old Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by (a) Credit Suisse First Boston Management Corporation ("CSFBMC"), a Delaware corporation, as the beneficial owner of 435,178 shares of Common Stock, (b) Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a broker-dealer registered under Section 15 of the Exchange Act, as the beneficial owner of 571,167 shares of Common Stock, and (c) Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, which may be deemed the indirect beneficial owner of 1,006,345 shares of Common Stock by virtue of its ownership of 100 percent of the outstanding capital stock of CSFBMC and CSFBC. CSFBI, CSFBMC, and CSFBC are collectively referred to herein as the "Reporting Persons."

     The principal business of CSFBI is acting as a holding company. CSFBMC is a dealer in commercial paper, other exempt securities and derivative products such as interest rate swaps, and invests in certain other assets. The principal business of CSFBC is rendering broker dealer and investment banking services. The principal business address and address of the principal office of each of the Reporting Persons is 11 Madison Avenue, New York, NY 10010.

     The ultimate parent company of CSFBI is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a group of companies in the financial services and energy businesses. CSG's principal business address and the address of its principal office is Nuschelerstrasse 1, CH-8070 Zurich, Switzerland. CSG, for purposes of federal securities laws, may be deemed ultimately to control CSFBI. CSG, its executive officers and directors, and its direct and indirect subsidiaries, in addition to the Reporting Persons, may beneficially own shares of the Common Stock and such shares are not reported in this statement. CSG disclaims beneficial ownership of shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Persons. With regard to the information required for Items 3 through 6 of Schedule 13D with respect to any Common Stock that may be beneficially owned by the non-U.S. executive officers and directors of CSG, the Reporting Persons are not aware of any information required to be disclosed hereunder. However, the Reporting Persons are still in the process of making reasonable efforts to gather such information, and the Reporting Persons will amend this Schedule 13D if appropriate.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CSFBI, CSFBMC,

                               Page 5 of 16 Pages

CSFBC, and CSG is set forth on Schedule I hereto, which is hereby incorporated by reference thereto.

     Effective as of January 1, 1997, CSG reorganized its corporate structure. Pursuant to the reorganization, Credit Suisse First Boston ("CSFB"), a direct subsidiary of CSG, became the sole shareholder of CSFBI. CSFB is a Swiss bank whose principal business is providing a wide range of financial services to corporate, institutional, and public sector clients worldwide. CSFB's principal business address and the address of its principal office is Uetlibergstrasse 231, Uetlihof, CH-8070 Zurich, Switzerland. CSFB, for purposes of federal securities laws, may be deemed to control CSFBI. CSFB, its executive officers and directors, and its direct and indirect subsidiaries, in addition to the Reporting Persons, may beneficially own shares of the Common Stock and such shares are not reported in this statement. CSFB disclaims beneficial ownership of shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Persons.

     None of the Reporting Persons, CSFB, CSG, or any of the Reporting Persons' or CSG's executive officers or directors listed on Schedule I during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Under the Plan as described in Item 1, CSFBMC and CSFBC became entitled to receive 435,178 shares and 571,167 shares, respectively, of Common Stock for Allowed Claims in Class 5 beneficially owned by CSFBMC and CSFBC as of July 23, 1997, the Effective Date.

ITEM 4.  PURPOSE OF TRANSACTION

     CSFBMC became entitled to receive 435,178 shares of Common Stock, and CSFBC became entitled to receive 571,167 shares of Common Stock, in the manner described in Item 3 above. Except as described below and in Item 6, the Reporting Persons have no plans or proposals that would result in (1) the acquisition by any person of additional securities of Forstmann or the disposition of securities of Forstmann; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Forstmann or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of Forstmann or any of its subsidiaries; (4) any change in the present board of directors or management of Forstmann, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Forstmann; (5) any material change in the present capitalization or dividend policy of Forstmann; (6) any other material change in the business or corporate structure of Forstmann; (7) changes in the charter, by-laws, or instruments corresponding thereto of Forstmann, or other actions which may impede the acquisition of control of Forstmann by any person; (8) any class of securities of Forstmann being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of Forstmann becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (10) any action similar to any of those enumerated above. The Reporting Persons, however, reserve the right to change their plans or intentions at any time and to take any and all actions that they deem appropriate to maximize the value of their investment including, among other things, from time to time increasing or decreasing the number of shares of Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other

                               Page 6 of 16 Pages
considerations discussed below. The Reporting Persons intend to review their investment in Forstmann on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting Forstmann, the general business and future prospects of Forstmann, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in Forstmann.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) CSFBMC beneficially owns 435,178 shares of Common Stock, which constitute 9.9% of the Common Stock estimated to be outstanding as of the issuance of the shares of Common Stock pursuant to the Plan. CSFBC beneficially owns 571,167 shares of Common Stock, which constitute 13.0% of the Common Stock estimated to be outstanding as of the issuance of the shares of Common Stock pursuant to the Plan. CSFBI may be deemed the indirect beneficial owner of 1,006,345 shares of Common Stock, which constitute 23.0% of the Common Stock estimated to be outstanding as of the issuance of the shares of Common Stock pursuant to the Plan, by virtue of its ownership of 100 percent of the outstanding capital stock of CSFBMC and CSFBC.

     (b) CSFBMC, through its ownership of 435,178 shares of Common Stock, and CSFBI, by virtue of its ownership of 100 percent of the outstanding capital stock of CSFBMC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 435,178 shares of Common Stock. CSFBC, through its ownership of 571,167 shares of Common Stock, and CSFBI, by virtue of its ownership of 100 percent of the outstanding capital stock of CSFBC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 571,167 shares of Common Stock.

     (c) During the past 60 days, the Reporting Persons have not effected any transactions relating to the Common Stock, except as described in Item 3. To the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons listed on Schedule I hereto has effected any transaction relating to the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described below, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any other person with respect to any security of Forstmann.

     CSFBC is a party to a registration rights agreement (the "Agreement") by and among Forstmann and certain holders of Common Stock, dated as of the Effective Date, with respect to the registration of certain shares of Common Stock. Under the terms of the Agreement, among other things, Forstmann shall
(i) cause to be filed not later than 120 days after the Effective Date a registration statement (the "Registration Statement") pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, providing for the resale of shares of Common Stock held by, among others, CSFBC on a continuous basis from time to time in the open market or otherwise, provided however, that Forstmann shall have the right for proper corporate reasons, determined in good faith by its Board of Directors, to extend such 120 day period to a date not later than March

                               Page 7 of 16 Pages

31, 1998 and (ii) use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after such filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No          Description
----------          -----------

    99 First Amended Plan of Reorganization of Forstmann & Company, Inc., as confirmed by the United States Bankruptcy Court for the Southern District of New York, dated May 14, 1997 (filed as Exhibit 1 to the Current Report on Form 8-K of Forstmann, dated July 9, 1997, and incorporated herein by reference thereto).

                                   *   *   *

                               Page 8 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated:  October 16, 1997


                                    CREDIT SUISSE FIRST BOSTON, INC.

                                    By:    /s/ Rhonda G. Matty
                                           ---------------------------
                                    Name:  Rhonda G. Matty
                                    Title: Assistant Secretary


                                    CREDIT SUISSE FIRST BOSTON
                                    MANAGEMENT CORPORATION

                                    By:    /s/ Rhonda G. Matty
                                           ---------------------------
                                    Name:  Rhonda G. Matty
                                    Title: Assistant Secretary


                                    CREDIT SUISSE FIRST BOSTON
                                    CORPORATION

                                    By:    /s/ Rhonda G. Matty
                                           ---------------------------
                                    Name:  Rhonda G. Matty
                                    Title: Assistant Secretary


                               Page 9 of 16 Pages

                                  SCHEDULE I

               CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
            EXECUTIVE OFFICERS OF CREDIT SUISSE FIRST BOSTON, INC.,
              CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION,
        CREDIT SUISSE FIRST BOSTON CORPORATION, AND CREDIT SUISSE GROUP


     None of the persons named in Parts A through C below is a record owner of any Common Stock. For information regarding the persons named in Part D below, see Item 2.

A.  CREDIT SUISSE FIRST BOSTON, INC.

(a) Name and Title            (b) Business Address  (c) Present Principal           (f) Citizenship
                                                        Occupation and Principal
                                                        Business of Employer

Hans-Ulrich Doerig,           11 Madison Avenue     Chief Executive Officer,        Switzerland
Director, Chairman of the     New York, NY 10010    Credit Suisse First Boston
Board & Chief Executive
Officer

Brady Dougan,                 11 Madison Avenue     Managing Director,              USA
Director                      New York, NY  10010   Credit Suisse First Boston

Stephen A.M. Hester,          11 Madison Avenue     Chief Financial Officer,        UK
Director, Chief Financial     New York, NY  10010   Credit Suisse First Boston
Officer

Marc R. Hotimsky,             11 Madison Avenue     Managing Director,              UK
Director                      New York, NY  10010   Credit Suisse First Boston

Robert C. O'Brien,            11 Madison Avenue     Managing Director,              USA
Director                      New York, NY  10010   Credit Suisse First Boston

Charles Ward III,             11 Madison Avenue     Managing Director,              USA
Director                      New York, NY  10010   Credit Suisse First Boston

Allen D. Wheat,               11 Madison Avenue     President, Chief Operating      USA
Director, President,          New York, NY  10010   Officer,
Chief Operating Officer                             Credit Suisse First Boston

Andrew D. Stone,              11 Madison Avenue     Managing Director,              USA
Vice President                New York, NY  10010   Credit Suisse First Boston

Carlos Onis,                  11 Madison Avenue     Managing Director & Chief       USA
Controller                    New York, NY  10010   Financial Officer,
                                                    Credit Suisse First Boston
                                                    Corporation

Stuart Min,                   11 Madison Avenue     Director & Deputy General       USA
Deputy General Counsel        New York, NY  10010   Counsel,
                                                    Credit Suisse First Boston

                              Page 10 of 16 Pages

(a) Name and Title            (b) Business Address   (c)  Present Principal          (f)Citizenship
                                                          Occupation and Principal
                                                          Business of Employer

Lori M. Russo,                11 Madison Avenue     Vice President & Secretary,      USA
Secretary                     New York, NY  10010   Credit Suisse First Boston
                                                    Corporation

Rhonda G. Matty,              11 Madison Avenue     Assistant Vice President &       USA
Assistant Secretary           New York, NY  10010   Assistant Secretary,
                                                    Credit Suisse First Boston
                                                    Corporation

Lewis H. Wirshba,             11 Madison Avenue     Managing Director &              USA
Treasurer                     New York, NY  10010   Treasurer,
                                                    Credit Suisse First Boston
                                                    Corporation

Anthony J. Cetta,             11 Madison Avenue     Managing Director & Senior       USA
Director of Taxes             New York, NY  10010   Advisor,
                                                    Credit Suisse First Boston
                                                    Corporation

B.  CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION

(a) Name and Title             (b) Business Address  (c)  Present Principal           (f) Citizenship
                                                          Occupation and Principal
                                                          Business of Employer

Stephen A.M. Hester,           11 Madison Avenue     Chief Financial Officer,         UK
Director, Chief Financial      New York, NY  10010   Credit Suisse First Boston
 Officer

Craig Foster,                  11 Madison Avenue     Managing Director,               USA
Director & Chairman            New York, NY  10010   Credit Suisse First Boston

Brady Dougan,                  11 Madison Avenue     Managing Director,               USA
Director                       New York, NY  10010   Credit Suisse First Boston

Charles C. Ward III,           11 Madison Avenue     Managing Director,               USA
Director                       New York, NY  10010   Credit Suisse First Boston

Lori M. Russo,                 11 Madison Avenue     Vice President & Secretary,      USA
Secretary                      New York, NY  10010   Credit Suisse First Boston
                                                     Corporation

Rhonda G. Matty,               11 Madison Avenue     Assistant Vice President &       USA
Assistant Secretary            New York, NY  10010   Assistant Secretary,
                                                     Credit Suisse First Boston
                                                     Corporation

                              Page 11 of 16 Pages

(a) Name and Title             (b) Business Address  (c)  Present Principal           (f) Citizenship
                                                          Occupation and Principal
                                                          Business of Employer

Benjamin H. Cohen,             11 Madison Avenue     Managing Director,               USA
Vice President                 New York, NY  10010   Credit Suisse First Boston

Lewis H. Wirshba,              11 Madison Avenue     Managing Director &              USA
Treasurer                      New York, NY  10010   Treasurer,
                                                     Credit Suisse First Boston

Diane Manno,                   11 Madison Avenue     Director & Assistant Treasurer,  USA
Assistant Treasurer            New York, NY  10010   Credit Suisse First Boston

Carlos Onis,                   11 Madison Avenue     Managing Director & Chief        USA
Vice President & Controller    New York, NY  10010   Financial Officer,
                                                     Credit Suisse First Boston
                                                     Corporation

Anthony J. Cetta,              11 Madison Avenue     Managing Director & Senior       USA
Vice President & Director      New York, NY  10010   Advisor,
 of Taxes                                            Credit Suisse First Boston
                                                     Corporation

C.  CREDIT SUISSE FIRST BOSTON CORPORATION

(a) Name and Title              (b) Business Address        (c) Present Principal Occupation  (f) Citizenship
                                                                and Principal Business of
                                                                Employer

Allen D. Wheat President,       11 Madison Avenue,          President & Chief Operating       USA
Chief Executive Officer &       New York, NY 10010          Officer, Credit Suisse
Board Member                                                First Boston

Craig H. Foster, Managing       11 Madison Avenue,          Managing Director, Credit         USA
Director & Board Member         New York, NY 10010          Suisse First Boston

Brady W. Dougan, Managing       11 Madison Avenue,          Managing Director, Credit         USA
Director & Board Member         New York, NY 10010          Suisse First Boston

Carlos Onis, Chief              11 Madison Avenue,          Controller, Credit Suisse         USA
Financial Officer & Board       New York, NY 10010          First Boston
Member

Charles G. Ward III,            11 Madison Avenue,          Managing Director, Credit         USA
Managing Director & Board       New York, NY 10010          Suisse First Boston
Member

Richard C. Holbrooke, Vice      11 Madison Avenue,          Vice Chairman, Credit             USA
Chairman                        New York, NY 10010          Suisse First Boston
                                                            Corporation

                              Page 12 of 16 Pages

Ken Miller, Vice                11 Madison Avenue,          Vice Chairman, Credit             USA
Chairman                        New York, NY 10010          Suisse First Boston
                                                            Corporation

David C. Mulford, Vice          11 Madison Avenue,          Chairman, Credit Suisse           United Kingdom
Chairman                        New York, NY 10010          First Boston Europe

Frank J. Decongelio,            11 Madison Avenue,          Managing Director, Credit         USA
Managing Director &             New York, NY 10010          Suisse First Boston
Director of Operations

Lori M. Russo,                  11 Madison Avenue,          Vice President & Secretary,       USA
Vice President &                New York, NY 10010          Credit Suisse First Boston
Secretary                                                   Corporation

Lewis H. Wirshba, Managing      11 Madison Avenue,          Treasurer, Credit Suisse          USA
Director & Treasurer            New York, NY  10010         First Boston Corporation

Rochelle Pullman, Director &    11 Madison Avenue,          Controller, Credit Suisse         USA
Controller                      New York, NY 10010          First Boston Corporation

D.  CREDIT SUISSE GROUP

(a) Name                        (b) Business Address        (c) Present Principal Occupation  (f) Citizenship
                                                                and Principal Business of
                                                                Employer

Board of Directors of
Credit Suisse Group:

Rainer E. Gut                   Credit Suisse Group         Chairman of the Board,            Switzerland
                                Postfach 1                  Credit Suisse Group
                                CH-8070 Zurich,
                                Switzerland

Helmut O. Maucher               Nestle S.A.                 Vice Chairman of the Board,       Germany
                                CH-1800 Vevey,              Credit Suisse Group,
                                Switzerland                 Chairman of the Board and
                                                            CEO, Nestle SA

Ulrich Albers                   Albers & Co.                Partner, Albers & Co.             Switzerland
                                Postfach 4276
                                CH-8022 Zurich,
                                CH-8044 Zurich,
                                Switzerland

Thomas W. Bechler               Postfach                    Chairman of the Board,            Switzerland
                                CH-8700 Kusnacht,           Zellweger Luna AG
                                Switzerland

                              Page 13 of 16 Pages

Ulrich Bremi                    Swiss Re                    Chairman of the Board,            Switzerland
                                Postfach                    Swiss RE
                                CH-8022 Zurich,
                                Switzerland

Jean-Daniel Cornaz              Vetropack Holding Ltd.      Vice Chairman and CEO,            Switzerland
                                P.O. Box                    Vetropack Holding Ltd.
                                CH-8180 Bulach,
                                Switzerland

Gianfranco Cotti                Studio Legale-Notarile      Lawyer                            Switzerland
                                Cotti Spiess Brunoni
                                Pedrazzini
                                Largo Zorzi 12
                                CH-6600 Locano,
                                Switzerland

Arthur Dunkel                   Boulevard du Theatre 6-4    Former General Manager of         Switzerland
                                CH-1204 Geneva,             GATT
                                Switzerland

Robert L. Geraillard            1, Quai du Mont Blanc       Vice Chairman of the              Switzerland
                                P.O. Box 1304               Supervisory Board,
                                CH-1211 Geneva,             TBG 1 Holdings, N.V.
                                Switzerland

Adolf Gugler                    Electrowatt Ltd.            Chairman of the Board,            Switzerland
                                Postfach                    Electrowatt Ltd.
                                CH-8022 Zurich,
                                Switzerland

Heini Lippuner                  Novartis Inc.               Member of the Board,              Switzerland
                                CH-4002 Basle,              Novartis International Inc.
                                Switzerland

Otto Loepfe                     Im oberen Tollacher 5       Former President and CEO,         Switzerland
                                CH-8162 Steinmaur,          Swissair Group, now Member
                                Switzerland                 of the Board of Directors,
                                                            Swissair Group

Erich Muller                    Sulzer Ltd.                 Executive Vice President,         Switzerland
                                Postfach 414                Sulzer Ltd.
                                CH-8401 Winterthur,
                                Switzerland

                              Page 14 of 16 Pages

Thomas Schmidheiny              Zurcherstrasse 156          Chairman of the Board of          Switzerland
                                CH-8845 Jona,               Directors and of the
                                Switzerland                 Executive Committee,
                                                            "Holderbank" Financiere
                                                            Glaris Ltd.

Ernst Schneider                 Credit Suisse               Former Chairman of the            Switzerland
                                Postfach 10                 Board of Directors, Bank
                                CH-8070 Zurich,             Leu
                                Switzerland

Verena Spoerry                  Claridenstrasse 3           Member of the Council of          Switzerland
                                CH-8810 Horgen,             States
                                Switzerland

Theodor M. Tschopp              Alusuisse Lonza Holding     Chairman of the Board,            Switzerland
                                Ltd.                        Alusuisse-Lonza Holding Ltd.
                                Feldeggstrasse 4
                                CH-8034 Zurich,
                                Switzerland

Executive Officers of
Credit Suisse Group:

Lukas Muhlemann                 Credit Suisse Group         Chief Executive Officer,          Switzerland
                                Postfach 1                  Credit Suisse Group
                                CH-8070 Zurich,
                                Switzerland

Philip M. Colebatch             Credit Suisse Asset         Executive Board Member,           Australia
                                Management                  Credit Suisse Group
                                Beaufort House
                                15 St. Botolph Street
                                London, EC3A 7JJ

Klaus Jenny                     Credit Suisse Private       Credit Suisse Private             Switzerland
                                Banking                     Banking
                                Postfach 500
                                CH-8070 Zurich,
                                Switzerland

Paul Meier                      Credit Suisse               Executive Board Member,           Switzerland
                                Postfach 100                Credit Suisse Group
                                CH-8070 Zurich,
                                Switzerland

Hans-Ulrich Doerig              Credit Suisse First Boston  Executive Board Member,           Switzerland
                                Postfach 800                Credit Suisse Group
                                CH-8070 Zurich
                                Switzerland

                              Page 15 of 16 Pages

Allen D. Wheat                  Credit Suisse First Boston  Executive Board Member,           U.S.A.
                                11 Madison Avenue           Credit Suisse Group
                                New York, NY  10010-3629

Oswald J. Grubel                Credit Suisse First Boston  Executive Board Member,           Germany
                                Postfach 800                Credit Suisse Group
                                CH-8070 Zurich,
                                Switzerland

Richard E. Thornburgh           Credit Suisse Group         Chief Financial Officer           U.S.A.
                                Postfach 1
                                CH-8070 Zurich,
                                Switzerland

                              Page 16 of 16 Pages